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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 6)

                           DAWSON GEOPHYSICAL COMPANY
                                (Name of Issuer)

                                 --------------

                        COMMON STOCK, $.33 1/3 PAR VALUE
                         (Title of Class of Securities)

                                 --------------

                                   239359 10 2
                                 (CUSIP Number)

                            MR. RICHARD E. BLOHM, JR.
                              1415 LOUISIANA STREET
                              HOUSTON, TEXAS 77002
                                 (713) 739-6500
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                                 with copies to:


      MR. JOHN R. BRANTLEY                              MR. CHARLES SZALKOWSKI
  BRACEWELL & PATTERSON, L.L.P.                          BAKER & BOTTS, L.L.P.
711 LOUISIANA STREET, SUITE 2900                         901 LOUISIANA STREET
      HOUSTON, TEXAS 77002                             HOUSTON, TEXAS 77002-4995
          713-223-2900                                      (713) 229-1234

                                 --------------

                                  JUNE 4, 1999
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e),
          Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
         Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                Page 1 of 9 Pages


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                                                               Page 2 of 9 Pages

CUSIP NO.: 239359 10 2
          ------------

                         AMENDMENT NO. 6 TO SCHEDULE 13D

============= ==================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Pebbleton Corporation N.V.
------------- ------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
      3       SEC USE ONLY

------------- ------------------------------------------------------------------
      4       SOURCE OF FUNDS
              WC
------------- ------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Netherlands Antilles
------------- ------------------------------------------------------------------
      7       Sole Voting Power

              0
------------- ------------------------------------------------------------------
      8       SHARED VOTING POWER

              829,900
------------- ------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
------------- ------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              829,900
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              829,900
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [X]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO
============= ==================================================================



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                                                               Page 3 of 9 Pages

CUSIP NO.:239359 10 2

                         AMENDMENT NO. 6 TO SCHEDULE 13D

============= ==================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Issam M. Fares
------------- ------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a) [ ]
              (b) [X]
------------- ------------------------------------------------------------------
      3       SEC USE ONLY

------------- ------------------------------------------------------------------
      4       SOURCE OF FUNDS
              AF
------------- ------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [ ]
------------- ------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Lebanese
------------- ------------------------------------------------------------------
      7       Sole Voting Power

              0
------------- ------------------------------------------------------------------
      8       SHARED VOTING POWER

              829,900
------------- ------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
------------- ------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              829,900
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              829,900
------------- ------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

              [X]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              15.3%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
============= ==================================================================



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                                                               Page 4 of 9 Pages


                                  SCHEDULE 13D
                                 AMENDMENT NO. 6

         Unless otherwise defined or indicated in this Amendment No. 6, capitalized terms which are used herein and are defined in the Schedule 13D filed October 16, 1998, as heretofore amended ("Original 13D"), shall have the meanings assigned to them in the Original 13D. All information herein with respect to Dawson Geophysical Company, a Texas corporation, is to the best knowledge and belief of the Reporting Persons, as defined herein.

ITEM 2. IDENTITY AND BACKGROUND.

         This Amendment No. 6 is filed by (a) Pebbleton Corporation, N.V., a corporation organized under the laws of the Netherlands Antilles ("Pebbleton"), and (b) Mr. Issam M. Fares, an individual ("Mr. Fares" and together with Pebbleton, the "Reporting Persons").

         The address of the principal business offices of Pebbleton and the address of Mr. Fares is Pietermaai 15, Curacao, Netherlands Antilles. N.V. Fides, a Netherlands Antilles corporation, functions as a Managing Director of Pebbleton in order to comply with Netherlands Antilles regulations requiring resident directors. There are no other officers or directors of Pebbleton. The filing of this statement shall not be construed as an admission that N.V. Fides is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement.

         Because each of Pebbleton and Mr. Fares resides outside of the United States, they have requested WEDGE Group Incorporated, a corporation organized under the laws of the State of Delaware ("Wedge"), to advise the Reporting Persons with respect to acquisition, holding, voting and disposition strategies regarding the Common Stock of the Issuer. Mr. Fares is the ultimate beneficial owner of all of the outstanding capital stock of each of Pebbleton and Wedge. Mr. William H. White is the President of Wedge. The address of the principal business offices of Mr. White and of Wedge is 1415 Louisiana Street, Houston, Texas 77002. Wedge owns no shares of the Common Stock of the Issuer. Mr. White owns 4,000 shares of Common Stock of the issuer. Mr. White's shares are reported herein solely because he is an executive officer of an affiliate of a Reporting Person. The filing of this statement on Schedule 13D is not intended, and shall not be construed, as an admission that (i) Wedge is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this statement, or (ii) Mr. White is, for purposes of such sections of the Act, the beneficial owner of any shares of the Common Stock of the Issuer other than the 4,000 shares reported as being owned by him.

         Neither of the Reporting Persons , or to their knowledge N.V. Fides, has been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.



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                                                               Page 5 of 9 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of the funds used for the purchases of the Common Stock by Pebbleton was working capital on hand. The source of the funds used for the purchases of the Common Stock by Mr. White was personal funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The purchases of the Common Stock of the Issuer by the Reporting Persons were made on The Nasdaq Stock Market, Inc., the principal market in which shares of the Issuer's Common Stock are traded, and such acquisitions were made for investment purposes.

         The Reporting Persons intend to monitor their investment in the Issuer on a continuing basis in the ordinary course of business and, depending upon the price of, and other market conditions relating to, the Common Stock, as well as subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions (including the price of oil and natural gas), tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

         Wedge, at the request and on behalf of the Reporting Persons, will be discussing from time to time with executives, members of the board of directors and other shareholders of the Issuer and other parties methods by which the Issuer can best preserve and increase its value during a difficult time for the oil and gas industry, characterized by relatively low oil prices and decreased capital spending by exploration and production companies. Such methods may involve expansion or contraction of the geographic scope of the Issuer's operations, strategic alliances, business combinations, cost containment measures and other similar arrangements. Wedge, at the request and on behalf of the Reporting Persons, also will be discussing from time to time with executives, members of the board of directors and other shareholders of the Issuer and other parties methods by which the Reporting Persons may increase their ownership interest in the Issuer. The Reporting Persons do not intend to take actions that would be opposed by management of the Issuer. If as a result of such discussions, the Reporting Persons decide to pursue any of the methods for preserving and increasing the value of the Issuer described herein, or increasing their ownership interest, the consummation thereof could relate to or result in:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;



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                                                               Page 6 of 9 Pages

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) any actions similar to those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As set forth herein, Pebbleton owns 829,900 shares of Common Stock of the Issuer, which represents approximately 15.3% of the Common Stock outstanding as of March 31, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 1999 and filed with the Securities and Exchange Commission ("Commission") on April 31, 1999. See Item 4.

         As set forth herein, Mr. White owns 4,000 shares of Common Stock of the Issuer, which represents approximately 0.01% of the Common Stock outstanding as of March 31, 1999, as reported by the Issuer in its Form 10-Q for the quarter ended March 31, 1999 and filed with the Commission on April 30, 1999.

         (b) Mr. Fares may be deemed to beneficially own and thereby share voting and dispositive power over the shares of Common Stock described herein which are held by Pebbleton. Mr. White has sole voting and dispositive power over the shares of Common Stock owned by him. See Item 2.

         (c) Set forth in Exhibit A to this Amendment No. 6 is a list of all transactions effected in the Issuer's Common Stock by Pebbleton within the past sixty days, including (i) the identity of the person effecting transactions in the Issuer's Common Stock; (ii) the date of the transaction; (iii) the amount of securities involved; (iv) the price per share of Common Stock; and (v) where and how the transaction was effected. Other than the transactions described in this
Item 5, none of the Reporting Persons nor to the knowledge of the Reporting Persons, any of their officers or directors, has effected any transactions in the Common Stock during the preceding sixty days.

         Mr. White purchased 1,000 shares on December 31, 1997 at a price of $16.50 per share. The remaining 3,000 shares were purchased by Mr. White on April 27, 1999 at a price of $9.75 per share. All shares were purchased on the NASDAQ Stock Market, Inc.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A         Transactions in the Common Stock by Pebbleton





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                                                               Page 7 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: June 9, 1999.                      PEBBLETON CORPORATION N.V.
                                          By:  Issam M. Fares, Managing Director


                                          By: /s/ Richard E. Blohm, Jr.
                                             -----------------------------------
                                              Richard E. Blohm, Jr.
                                              Attorney in Fact


Dated: June 9, 1999.                      Issam M. Fares



                                          By: /s/ Richard E. Blohm, Jr.
                                             -----------------------------------
                                              Richard E. Blohm, Jr.
                                              Attorney in Fact







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                                                               Page 8 of 9 Pages

                                INDEX TO EXHIBITS


         Exhibit A         Transactions in the Common Stock by Pebbleton